UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended October, 2013	Commission File Number: 000-14884

SAND TECHNOLOGY INC.
(Translation of registrant's name into English)

4115 Sherbrooke Street West, Suite 500
Westmount, Quebec, Canada H3Z 1B1
(Address of principal executive offices)

Wayne Musselman
Phone No.: (514) 939-3477
Fax No.: (514) 939-2042
4115 Sherbrooke Street West, Suite 500
Westmount, Quebec, Canada H3Z 1B1
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

SUBMITTED HEREWITH

Exhibits

99.1	Arrangement Agreement

99.2	Material Change Report

99.3	Plan Of Arrangement

99.4	Voting Support Agreement - Irwin Zalcberg

99.5	Voting Support Agreement - Carol Shattner

99.6	Voting Support Agreement - Duncan Painter

99.7	Voting Support Agreement - George Wicker

99.8	Voting Support Agreement - Arthur G. Ritchie

99.9	Voting Support Agreement - P. Wayne Musselman

99.10	Voting Support Agreement - Thomas M. O'Donnell

99.11	Voting Support Agreement - Carol A. Fiala

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAND TECHNOLOGY INC.
(Registrant)

Date: October 18, 2013	By:	/s/ Wayne Musselman
Wayne Musselman

	Title:	Director